SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Matrix Advisors Funds Trust

Address of Principal Business Office:

747 Third Avenue, 31st Floor
New York, NY 10017

Telephone Number (including area code): (800) 366-6223

Name and Address of Agent for Service of Process:

David A. Katz
747 Third Avenue, 31st Floor
New York, New York 10017

With Copies to:
Carol A. Gehl, Esq.
Godfrey & Kahn S.C.
833 East Michigan Street
Suite 1800
 Milwaukee, WI 53202-5615

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and the State of Wisconsin on the 22nd day of July, 2016.

Matrix Advisors Funds Trust
By:	/s/ David A. Katz
David A. Katz
President and Treasurer

Attest:	/s/ Lon F. Birnholz
Lon F. Birnholz
Executive Vice President and Secretary